

December 27, 2011

Via E-mail
Mr. Israel Menahem Vizel
President and Chief Financial Officer
Marathon Bar Corp.
427 N Tatnall St. #32607
Wilmington, DE 19801-2230

> **Re: Marathon Bar Corp.**
> **Registration Statement on Form S-1**
> **Filed November 30, 2011**
> **File No. 333-178230**

Dear Mr. Vizel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2. If a numbered comment raises more than one question or includes more than one bullet point, please fully respond to each such question and bullet point. Also, to expedite our review, please include in your letter numbered responses which clearly identify the page(s) of the marked version of the filing where you have provided the responsive disclosure.

3. Revise the prospectus cover page to clarify at the top and in the text that you are offering "up to" 1,500,000 shares.

Summary Information, page 6

Summary of Financial Information, page 8

4. We note that you disclose the balance sheet as of September 30, 2011, prior to your inception on October 13, 2011. Please advise.

Risk Factors, page 8

5. Please clarify your reference to "organic cookery" on page 13.

6. We note your disclosure on page 14 that your sole officer and director, Mr. Israel Menahem Vizel, resides in Israel. Please provide a risk factor pertaining to the difficulty U.S. stockholders would face in effecting service of process against Mr. Vizel. This risk factor should address the difficulties U.S. stockholders could face in:

    - effecting service of process within the United States on Mr. Vizel;

    - enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against Mr. Vizel;

    - enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against Mr. Vizel; and

    - bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against Mr. Vizel.

    Alternatively, advise us as to why you believe such a risk factor is not necessary.

Dilution, page 15

7. Please revise your table to identify the sole existing stockholder.

Description of Business, page 18

8. Provide disclosures pursuant to Item 102 of Regulation S-K.

9. Expand your disclosures to specify how you intend to execute your business plan locally in Israel.

10. Please revise this section to define or clarify in context the basis for conclusory statements and statistics. Provide us with copies of third party materials supporting quantitative statements, with the relevant portions of the materials marked to indicate where support for your statements can be found. For example, we refer you to the following:

- Your statement that "organic food is the fastest growing sector of the American food marketplace" (page 19);

- Your statement that "[w]e expect that this is a growth industry in the Israeli food marketplace as well" (page 19); and

- Your statement that "[i]n the United States, organic food sales have grown by 17 to 20 percent a year for the past few years while sales of conventional food have grown at only about 2 to 3 percent a year" (page 19).

11. We note your statement that you "are initially targeting the market segment of 18 to 50" (page 20); clarify whether you are referring here to *ages* 18 to 50.

Competitive Advantages, page 20

12. Expand your disclosures to describe the competitive business conditions, such as your main competitors in Israel. Refer to Item 101(h)(4)(iv) of Regulation S-K.

13. Further explain how you plan to make organic bars "accessible and delicious" by "respecting the taste, and lifestyle requirements of [your] customers."

14. Clarify your competitors' business models. We note your statement that you "expect to have a significant distinction from [your] competition."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

15. Please revise your tabular disclosure per page 24 to ensure that the sums presented are clerically accurate.

Capital Resources and Liquidity, page 34

16. Please disclose whether you have sufficient funds to meet all of your capital needs for the next 12 months. If there will be a shortfall, please quantify the shortfall and discuss how you will raise funds to meet your needs.

Directors and Executive Officers, page 27

17. For Mr. Vizel, identify and describe all currently held positions, and state his complete business experience over the past five years, leaving no gap as to time. See Item 401 of Regulation S-K.

Certain Relationships and Related Transactions, page 31

18. Please complete the blank to indicate the date of your private placement.

Exhibits and Financial Statement Schedules, page 34

19. Revise your exhibit index to include legal counsel's consent.

20. Please file your lease agreement as a material contract. Refer to Item 601(b)(10) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Bob Carroll, Staff Accountant, at (202) 551-3362, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any other questions.

                                        Sincerely,

                                        /s/ A.N. Parker *for*

                                        H. Roger Schwall
                                        Assistant Director

cc: Jonathan D. Strum
        Law Offices of Jonathan D. Strum